Exhibit 99.1
News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Secures Lead Customer for symmetry
Telmex Argentina to deploy WiMAX-ready product for major countrywide expansion

MONTRÉAL, Québec, November 22, 2004 — SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) announced today that its symmetry™ Broadband Fixed Wireless Access platform has been selected by Telmex Argentina for a broadband data and voice network across Argentina. This is the first contract win for symmetry, which was launched in early November. symmetry is the industry’s first OFDMA-based WiMAX-ready platform. An evolution of SR Telecom’s field-proven angel™ product technology, symmetry encompasses the key technologies outlined in the latest draft of the 802.16e standard. It offers carriers a broadband wireless solution they can immediately deploy and that will allow them to enhance their service offerings in step with evolving WiMAX standards.

In its first phase, this major expansion of Telmex Argentina’s service offering will reach into five cities. Telmex has aggressive plans to capture a significant portion of the growing small business and small office/home office broadband data and voice market in Argentina by leveraging symmetry’s unique high-speed data and voice capabilities.

symmetry shipments will commence immediately and Telmex expects to begin launching nationwide services by the second quarter of 2005. Further significant network expansions are planned over the next several years as demand for services accelerates. Critical considerations in the selection of symmetry include its carrier-class voice and broadband data support, the demonstrated reliability of SR Telecom’s NLOS technology, and symmetry’s seamless migration path to WiMAX-certified sectors.

"We are delighted to have been selected by Telmex for this major new initiative across Argentina and look forward to working closely with them over the coming years as they build out their broadband network," said Pierre St. Arnaud, SR Telecom’s President and Chief Executive Officer. "Additionally, we are very pleased that symmetry has quickly established itself in the marketplace, and is generating intense interest from a wide range of our customers throughout the world."

About symmetry
symmetry is the only WiMAX-ready Broadband Wireless Access solution currently on the market that combines the most advanced modulation (OFDMA) with the key WiMAX technologies outlined in the latest draft of the 802.16e standard (including diversity, ARQ and space-time coding) to deliver carrier-class voice and broadband data services. symmetry today delivers on the promise of WiMAX by providing best-in-class spectral efficiency and the highest NLOS range available and provides SME-class service and reliability at price points suitable for residential business cases in addition to SME and SOHO applications — a first in the industry for NLOS equipment. The symmetry solution also includes an extensive suite of network management tools to optimize deployability and operability.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, field-proven Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have been deployed in over 130 countries, connecting nearly two million people.

A pioneer in the industry, SR Telecom works intimately with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, SYMMETRY and ANGEL are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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